                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006

                                       OR

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from _________ to _________

                          Commission File Number 1-5627

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    ITT SALARIED INVESTMENT AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 ITT CORPORATION
                   4 WEST RED OAK LANE, WHITE PLAINS, NY 10604

                    ITT SALARIED INVESTMENT AND SAVINGS PLAN

                                                                         PAGE
                                                                     -----------
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM              F-1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December
      31, 2006 and 2005                                              F-2

   Statement of Changes in Net Assets Available for Benefits
      for the Year Ended December 31, 2006                           F-3

   Notes to Financial Statements as of December 31, 2006 and 2005
      and For the Year Ended December 31, 2006                       F-4 - F-11

SUPPLEMENTAL SCHEDULE-

   Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
      (Held at End of Year) as of December 31, 2006                  F-12 - F-22

Exhibit 23 - Consent of Independent Registered Public Accounting
   Firm                                                              F-23

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

These financial statements have been prepared from the Company's books and records after making all necessary adjustments thereto, and they represent the final statements for the period ended December 31, 2006.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                    ITT SALARIED INVESTMENT AND SAVINGS PLAN


BY: /s/ Geovanna Chan
    ------------------------------------
    (Geovanna Chan, Director Benefits
    Administration & Financial
    Reporting)

 June 26, 2007
----------------------------------------
 (Date)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
ITT Salaried Investment and Savings Plan
White Plains, New York

We have audited the accompanying statements of net assets available for benefits of the ITT Salaried Investment and Savings Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic 2006 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2006 financial statements taken as a whole.


/s/ Deloitte & Touche LLP

Stamford, Connecticut
June 22, 2007

                    ITT SALARIED INVESTMENT AND SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                ($ IN THOUSANDS)

                                                         December 31,
                                                   -----------------------
                                                      2006         2005
                                                   ----------   ----------
Assets:
Cash                                               $       --   $      208
Investments - At fair value                         2,239,484    2,086,099
Receivables:
   Dividends                                            1,537        1,466
   Interest                                               481        3,089
   Employer contributions                                 896          890
   Participant contributions                            2,713        2,678
   Unsettled security sales                             1,769           --
                                                   ----------   ----------
      Total Receivables                                 7,396        8,123
                                                   ----------   ----------
Liabilities:
Accrued financial services expense                      1,258           --
Unsettled security purchases                              265           --
                                                   ----------   ----------
      Total Liabilities                                 1,523           --
                                                   ----------   ----------
Net Assets Available for Benefits At Fair Value     2,245,357    2,094,430
Adjustment from fair value to contract value for
   fully benefit-responsive investment contracts        1,219        4,395
                                                   ----------   ----------
Net Assets Available for Benefits                  $2,246,576   $2,098,825
                                                   ==========   ==========

The accompanying notes to financial statements are an integral part of the above statements.

                    ITT SALARIED INVESTMENT AND SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                ($ IN THOUSANDS)

                                                   Year ended
                                                    December
                                                    31, 2006
                                                   ----------
ADDITIONS:
Investment income:
   Net appreciation in fair value of investments   $  144,324
   Dividends                                           28,317
   Interest                                            34,322
                                                   ----------
      Total investment income                         206,963
                                                   ----------
Contributions:
   Participants                                        75,713
   Employer                                            23,966
                                                   ----------
      Total contributions                              99,679
                                                   ----------
Asset rollovers                                         5,586
                                                   ----------
      Total additions                                 312,228
                                                   ----------
DEDUCTIONS:
Withdrawals and distributions                        (159,073)
Investment management expenses                         (3,173)
Administrative expenses                                (2,231)
                                                   ----------
      Total deductions                               (164,477)
                                                   ----------
      INCREASE IN NET ASSETS                          147,751
NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                2,098,825
                                                   ----------
   End of year                                     $2,246,576
                                                   ==========

The accompanying notes to financial statements are an integral part of the above statement.

                    ITT SALARIED INVESTMENT AND SAVINGS PLAN
       NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005, AND
                      FOR THE YEAR ENDED DECEMBER 31, 2006
                                ($ IN THOUSANDS)

1. DESCRIPTION OF THE PLAN

The following description of the ITT Salaried Investment and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

GENERAL--The Plan is a defined contribution plan generally covering all regular salaried U.S. employees of ITT Corporation (the "Company"). Employees are eligible to join the Plan on the first day of the calendar month following completion of one month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS--

EMPLOYEE--An eligible employee as defined in the Plan ("Member") may generally elect to contribute 2% to 25% of base salary. A Member may designate his/her savings as Before-Tax Savings, After-Tax Savings, or any combination of the two. A Member who is considered a Highly Compensated Employee under the Plan may elect Plan savings up to a maximum of 14% of base salary as either Before-Tax Savings, After-Tax Savings, or any combination subject to the dollar limitation contained in section 402(g) of the Internal Revenue Code (the "Code") in order to satisfy the Internal Revenue Service ("IRS") Non-Discrimination Test. Effective January 1, 2006, the Plan has been amended to provide that all salaried employees who first satisfy the eligibility requirements for participation in the Plan on or after January 1, 2006 and who have not elected a contribution rate, shall be deemed to have elected a 2% before-tax employee contribution rate, provided however, that at any time, such employee may elect to contribute at a different rate, including 0%, in accordance with the terms of the Plan.

EMPLOYER--An amount equal to 50% of a Member's first 6% of base salary saved is matched by the Company. In addition, the Company contributes 1/2 of 1% of base salary to the Floor Company Contribution Account, as defined by the Plan, of each eligible Member. All Members have the ability to invest their Company contributions in any of the Plan's investment options.

All Company contributions, if directed by Members into the ITT Stock Fund, including the future Company contributions to the Plan, have been deposited into the Employee Stock Ownership account (ESOP). All dividends associated with the Company contribution held in the ITT Stock Fund in the Plan are immediately 100% vested. In addition, Members can make an election regarding the payment of their ESOP dividends. Members can elect to have their ESOP dividends either reinvested in the ITT Stock Fund or paid to them in cash on a quarterly basis.

Effective April 1, 2006, the Plan has been amended to limit the amount that may be held in the ITT Stock Fund to 20% of a Member's balance. Members whose investment in the ITT Stock Fund exceeded 20% of their total account balance immediately preceding the effective date of the amendment are permitted to remain invested in the stock fund at the level in effect immediately preceding the effective date. Members whose investment in the ITT Stock Fund are 20% or more immediately following the effective date of the amendment or on the last day of any quarter thereafter are not permitted to designate any new employee or company contributions to the stock fund.

INVESTMENT DIRECTION--A Member may direct employee contributions and Company contributions, in any whole percentage, among any of fifteen investment options, and the Member can change his/her future savings and reallocate his/her accumulated investments in 1% increments on a daily basis among the fifteen funds, however, limited to a maximum of four fund reallocations or transfers in any calendar month, as defined below. The fifteen funds are as follows:

     ITT Stock Fund
     JPMorgan Managed Equity Index Fund
     Stable Value Fund
     Balanced Fund
     Long Term Bond Fund
     Equity Value Fund
     Aggressive Growth Fund
     Global Equity Fund
     Small Cap Equity Fund
     JPMCB SmartRetirement Income Fund
     JPMCB SmartRetirement Fund 2010
     JPMCB SmartRetirement Fund 2015
     JPMCB SmartRetirement Fund 2020
     JPMCB SmartRetirement Fund 2030
     Self-Directed Brokerage Account Fund

MEMBER ACCOUNTS--Each Member's account is credited with the Member's contributions, Company contributions and an allocation of Plan earnings, net of administrative expenses and investment management fees. Allocations are based on Member account balances, as defined in the Plan document. The benefit to which a Member is entitled is the benefit that can be provided from the Member's vested account.

Plan accounts are valued and reconciled between the trustee and record keeper daily. Members can initiate transactions by using the Plan's web site, the automated voice response system, or by speaking to a Plan representative at the ITT Benefits Center ("Benefits Center").

A Member or deferred Member* may perform a maximum of four fund reallocations or transfers in any calendar month. A reallocation or a transfer shall be defined as a single reallocation or a single transfer, or as a series of reallocations and/or transfers taking place on a single business day.

* A Member who has terminated employment with the Company and the Member has elected to either defer his account or did not make any election and therefore, his account was automatically deferred, the spouse beneficiary of a deceased Member or deferred Member, or an alternate payee designated as such pursuant to a domestic relations order as qualified by the Plan.

VESTING--Members are immediately vested in their contributions and the Company floor contributions plus earnings thereon. Member's interests in matching Company contributions vest according to the following schedule, except as noted previously with respect to dividends on ESOP shares which are 100% vested:

                             Non-forfeitable
Years of Service                Percentage
----------------             ---------------
Less than 1 year..........           0%
1 but less than 2 years...          20%
2 but less than 3 years...          40%
3 but less than 4 years...          60%
4 but less than 5 years...          80%
5 or more years...........         100%

As of December 31, 2006 and 2005, the cumulative matching Company contributions and floor Company contributions made on behalf of all Members, including a pro-rata share of investment income, were as follows:

               2006       2005
             --------   --------
Vested       $885,394   $847,506
Non-vested      6,842      6,202
             --------   --------
             $892,236   $853,708
             ========   ========

FORFEITURES--At December 31, 2006 and 2005, forfeited nonvested accounts totaled $463 and $457, respectively. During the year ended December 31, 2006, employer contributions were reduced by $463 from forfeited invested accounts.

MEMBER LOANS--A Member may request a loan in any specified whole dollar amount which must be at least one thousand dollars but which may not exceed the lesser of 50% of the vested share or fifty thousand dollars, reduced by the Member's highest outstanding loan balance, if any, during the prior one-year period. The interest rate charged by the Plan is based on the prime rate plus 1%, set at the date of the loan origination, and remains the same throughout the term of the loan. General purpose loan terms range from one to sixty months. If the loan is used in the purchase of a primary residence, the loan term can be for a period of up to one hundred eighty months. Members may have two loans outstanding at the same time. Loans to Members at December 31, 2006 and 2005 were $24,956 and $24,701, respectively. The loans are secured by the balance in the Member's account.

A terminated Member may continue to make periodic repayment on their loans after separation by contacting the Plan's Benefits Center. However, no new loans can be requested after termination of employment.

PAYMENT OF BENEFITS--On termination of employment (including death, disability, or retirement), a Member or his/her surviving spouse beneficiary may elect to receive a lump-sum amount equal to the value of the Member's vested interest in his/her account paid in cash or as a rollover to another qualified plan or an Individual Retirement Account ("IRA"), or periodic payments under one of two alternative installment options. In any case, a Member or his/her surviving spouse beneficiary whose vested account balance is more than five thousand dollars may elect to keep his/her account balance in the Plan until the year in which the Member reaches/would have reached age 70 1/2. Upon the death of a Member, with a non-spouse beneficiary, the distribution must be made within five years from the Member's date of death in the form of a lump sum payment or annual fixed period installments, provided that the number of installments does not extend beyond five years from the date of the Member's death.

DIRECT ROLLOVER OF CERTAIN DISTRIBUTIONS - If a Member leaves the Company for any reason, the Member is entitled to receive a distribution of the total vested value of his/her account. The distribution can be in a form of a rollover as follows:

(1) Elective Rollover - A Member may elect a rollover distribution paid directly to not more than two eligible retirement plans as specified by the Member.

(2) Mandatory Rollover - If a Member's account balance is greater than one thousand dollars but less than five thousand and one dollars and the Member fails to make an affirmative election to either receive the lump sum payment or have it directly rolled over to an another qualified plan or an IRA within the election period, the account balance will be automatically rolled over to an IRA established in the Member's name.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES, RISKS AND UNCERTAINTIES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.

INVESTMENT VALUATION AND INCOME RECOGNITION--The Plan's investments are stated at fair value except for its benefit-responsive investment contract investments which are stated at fair value and then adjusted to contract value (Note 6). Quoted market prices are used to value investments except investments in common collective trusts, which are stated at estimated fair values based on the unit values of the underlying funds. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. The stable value fund includes synthetic guaranteed investment contracts whose underlying investments are stated at fair value. Fair value of the underlying investments is determined by the issuer of the synthetic Guaranteed Investment Contract ("GIC") based on quoted market prices and a fair value estimate of the wrapper contracts. Fair market value of the wrappers is estimated by converting the basis points assigned to the wrap fees into dollars. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Member loans are valued at the outstanding loan balances (See Note 6).

EXPENSES--The Plan pays for the administrative expenses of the Plan up to 0.25% of the market value of trust assets. In 2006, these expenses amounted to 0.10% of trust assets. These expenses are limited to services provided by unrelated vendors. The Company pays Plan administrative expenses which are not paid by the Plan. In addition to the administrative expense charge, an investment management fee is charged to each investment fund except for the ITT Stock Fund and the Self-Directed Brokerage Account Fund.

PAYMENT OF BENEFITS--Benefit payments to Members are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $73 and $120 at December 31, 2006 and 2005, respectively.

ADOPTION OF NEW ACCOUNTING GUIDANCE-The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"). As required by the FSP, the statement of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2006 and 2005.

3. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets available for benefits:

                                                                       December 31,
                                                                   -------------------
                                                                     2006       2005
                                                                   --------   --------
*ITT Corporation Common Stock, 12,010,688 and 14,587,992 shares
   (2005 restated for two-for-one stock split effective
   February 21, 2006), respectively, at fair value                 $682,447   $749,969
Investment Contract with Bank of America, at contract value**      $197,095   $186,776
Investment Contract with IXIS Financial Products Inc. formerly,
   Caisse des Depots et Consignations (CDC), at contract value**   $178,108   $167,978
Investment Contract with Monumental Life Insurance Company,
   at contract value**                                             $176,804   $178,394
*JP Morgan Chase Bank US Smart Index Fund, (Managed Equity
   Index Fund) 8,460,749 and 8,211,843 shares respectively,
   at fair value                                                   $232,587   $194,292
American Global New Perspective Fund (Global Equity Fund),
   4,621,664 shares, at fair value                                 $146,692        ***

*    Permitted party-in-interest

** These investment contracts are part of the Stable Value fund investment option

*** This investment represents less than 5 percent of Plan net assets at December 31, 2005

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $144,324, as follows:

Mutual funds              $  3,503
Common stock                97,701
Common/collective trust     43,094
U.S. notes                     (73)
Corporate notes                 89
Other                           10
                          --------
   Net appreciation       $144,324
                          ========

4. PLAN TRUSTEE

Effective January 1, 2006, the Plan changed its Trustee from State Street Bank and Trust Company to Wells Fargo Bank NA. Wells Fargo Bank, NA served as the Plan's Trustee for the period from January 1, 2006 to December 31, 2006. Fees paid by the Plan for Trustee services provided by Wells Fargo Bank, NA amounted to $164 for the year ended December 31, 2006.

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated February 12, 2004 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. INVESTMENT CONTRACTS WITH INSURANCE AND OTHER FINANCIAL INSTITUTIONS

The Plan provides a self managed stable value investment option to Members that includes a synthetic guaranteed investment contract which simulates the performance of a guaranteed investment contract through an issuer's guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the Plan. The synthetic GIC includes underlying assets which are held in trust owned by the Plan and utilizes a benefit-responsive wrapper contracts issued by Bank of America, N.A., BRIC/IXIS, IXIS Financial Products, Inc., JP Morgan Chase Bank and Monumental Life Insurance Co. The contract provides that the Members execute plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less Member withdrawals. The interest rates are reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value, but the rate can not be less than 2%. Certain events such as plan termination or a plan merger initiated by the Company may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than current value. The Company does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

                                                    2006   2005
                                                    ----   ----
Average yields:
   Based on annualized earnings (1)                 5.53%  4.86%
   Based on interest rate credited to Members (2)   4.95%  4.48%

(1) Computed by dividing the quarterly average market value weight yield of the contract during the plan year by the fair value of the fund.

(2) Computed by dividing the annualized earnings credited to Members during the plan year by the quarterly average fair value of the investments.

7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2006 and 2005, the Plan held 12,010,688 and 14,587,992* shares outstanding, respectively, of common stock of ITT Corporation, the Plan sponsor, with a cost basis of $276,266 and $329,450, respectively. During the year ended December 31, 2006, the Plan recorded related dividend income of $5,797 and net appreciation of $69,692.

Certain administrative functions are performed by the officers and employees of the Company (who may also be Members in the Plan) at no cost to the Plan.

Certain Plan investments are shares of common stock and common collective trusts managed by JP Morgan Chase Bank, the record keeper of the Plan. The balance of these investments at December 31, 2006 and 2005 were $502,963 and $367,764, respectively. These investments earned $60,167 for the year ended December 31, 2006.

Wells Fargo Bank, NA, the Trustee of the Plan maintained short term investments of $23,151 as of December 31, 2006.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from the Code and ERISA's rules on prohibited transactions.

*    Restated for two-for-one stock split effective February 21, 2006.

8. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Members will become 100% vested in their accounts.

9. ASSET TRANSFERS /ROLLOVERS

During 2006, no assets were transferred out and $5,586 was rolled over into the Plan.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to the Plan's Form 5500:

                                                                           As of
                                                                       December 31,
                                                                 -----------------------
                                                                    2006         2005
                                                                 ----------   ----------
Net assets available for benefits per the financial statements   $2,246,576   $2,098,825
Amounts allocated to withdrawing Members                                (73)        (120)
Adjustment from fair value to contract value for fully benefit
   responsive investment contracts                                   (1,219)          --
                                                                 ----------   ----------
Net assets available for benefits per the Form 5500              $2,245,284   $2,098,705
                                                                 ==========   ==========

For the 2005 statement of assets available for benefits, the form 5500 investments line item differs from the investment line item on the financial statements by $4,395. This amount represents the difference between investments at fair market value per the financial statements versus contract value as presented on the Form 5500.

                                                                            As of
                                                                      December 31, 2006
                                                                      -----------------
Increase in net assets per the financial statements                       $147,751
Adjustment from contract value to fair value for
   fully benefit responsive investment contracts                            (1,219)
Add: Amounts allocated to withdrawing Members at December 31, 2005             120
Less: Amounts allocated to withdrawing Members at December 31, 2006            (73)
                                                                          --------
Net income per Form 5500                                                  $146,579
                                                                          ========

The following is a reconciliation of withdrawals and distributions to Members according to the financial statements to the Form 5500:

                                                                          Year Ended
                                                                      December 31, 2006
                                                                      -----------------
Withdrawals and distributions per the financial statements                $159,073
Add: Amounts allocated to withdrawing Members at December 31, 2006              73
Less: Amounts allocated to withdrawing Members at December 31, 2005           (120)
                                                                          --------
Withdrawals and distributions per the Form 5500                           $159,026
                                                                          ========

11. SUBSEQUENT EVENTS

Effective September 4, 2007, the Plan's record keeper, JP Morgan Chase Bank will be succeeded by Affiliated Computer Services, Inc. (ACS).

Effective, July 2007, the Plan will add several new fund choices.

                                                                 EIN: 13-5158950
                                                                         PN: 100

                    ITT SALARIED INVESTMENT AND SAVINGS PLAN
    SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2006

                                                        (C) DESCRIPTION OF INVESTMENT, INCLUDING
      (B) IDENTITY OF ISSUER, BORROWER,                     MATURITY DATE, RATE OF INTEREST,        (D)    (E) CURRENT
(A)   LESSER OR SIMILAR PARTY                             COLLATERAL, AND PAR OR MATURITY VALUE    COST       VALUE
---   ---------------------------------                 ----------------------------------------   ----   -------------
 *    JP Morgan Liquidity Fund                          Money Market                                            568,947

 *    Wells Fargo Short Term Investment Fund            Money Market                                         23,151,235

      United States Treasury Bonds                      US Government Security, Par - 2,230,000     **        2,388,714
                                                        Maturity 2/15/31, Interest 5.375%

      United States Treasury Bonds                      US Government Security, Par - 4,885,000     **        6,475,678
                                                        Maturity 11/15/21, Interest 8%

      United States Treasury Notes                      US Government Security, Par - 20,410,000    **       20,357,383
                                                        Maturity 2/28/07, Interest 3.375%

      United States Treasury Notes                      US Government Security, Par - 5,090,000     **        5,066,937
                                                        Maturity 4/30/07, Interest 3.625%

      Amgen Corporate Bond                              Corporate Bond, Par - 1,075,000             **        1,048,125
                                                        Maturity 2/1/11, Interest .125%

      Abbott Laboratories                               Common Stock                                **        1,417,461

      Allied Waste Industries                           Common Stock                                **        1,723,058

      Alpha Natural Resources, Inc                      Common Stock                                **          543,586

      Altria Group Inc                                  Common Stock                                **        3,655,932

      American Electric Power Inc                       Common Stock                                **          604,636

      American International Group Inc                  Common Stock                                **        7,610,292

      Amerisourcebergen Corp                            Common Stock                                **        1,308,336

                                                                 EIN: 13-5158950
                                                                         PN: 100

                    ITT SALARIED INVESTMENT AND SAVINGS PLAN
    SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2006

                                                        (C) DESCRIPTION OF INVESTMENT, INCLUDING
      (B) IDENTITY OF ISSUER, BORROWER,                     MATURITY DATE, RATE OF INTEREST,        (D)    (E) CURRENT
(A)   LESSER OR SIMILAR PARTY                             COLLATERAL, AND PAR OR MATURITY VALUE    COST       VALUE
---   ---------------------------------                 ----------------------------------------   ----   -------------
      Amgen Inc                                         Common Stock                                **          498,663

      AT&T                                              Common Stock                                **        1,826,825

      Axis Capital Holdings Ltd                         Common Stock                                **          520,572

      Baker Hughes Inc                                  Common Stock                                **          709,270

      Bally Technologies Inc                            Common Stock                                **          607,100

      Bank of America Corp                              Common Stock                                **        3,666,825

      Bank of New York Inc                              Common Stock                                **        1,913,382

      BEA Systems Inc                                   Common Stock                                **          554,778

      BellSouth Corporation                             Common Stock                                **          485,233

      Benfield Group Limited                            Common Stock                                **          662,900

      Black & Decker Manufacturing, Inc                 Common Stock                                **        1,119,580

      H&R Block, Inc                                    Common Stock                                **          792,576

      Blockbuster Inc                                   Common Stock                                **          582,958

      Boeing Co                                         Common Stock                                **        2,327,608

      Borg Warner Inc                                   Common Stock                                **          826,280

      Boyd Gaming Corporation                           Common Stock                                **          647,933

      BP PLC - ADR                                      Sponsored ADR                               **        3,086,600

                                                                 EIN: 13-5158950
                                                                         PN: 100

                    ITT SALARIED INVESTMENT AND SAVINGS PLAN
    SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2006

                                                        (C) DESCRIPTION OF INVESTMENT, INCLUDING
      (B) IDENTITY OF ISSUER, BORROWER,                     MATURITY DATE, RATE OF INTEREST,        (D)    (E) CURRENT
(A)   LESSER OR SIMILAR PARTY                             COLLATERAL, AND PAR OR MATURITY VALUE    COST       VALUE
---   ---------------------------------                 ----------------------------------------   ----   -------------
      Cadbury Schweppes PLC                             Sponsored ADR                               **        1,043,199

      Career Education Corporation                      Common Stock                                **          765,702

      CBS Corporation                                   Common Stock                                **        3,152,298

      Chevron Corp                                      Common Stock                                **        4,345,623

      Chubb Corp                                        Common Stock                                **        1,571,427

      Cisco Systems Inc.                                Common Stock                                **          951,084

      Citigroup Inc                                     Common Stock                                **        7,357,970

      Clorox Co                                         Common Stock                                **        1,212,435

      Comcast Corp New                                  Common Stock                                **        2,860,404

      Conagra Foods Inc.                                Common Stock                                **        1,277,100

      ConocoPhillips                                    Common Stock                                **        3,072,265

      Corning Inc.                                      Common Stock                                **          710,980

      Countrywide Financial Corporation                 Common Stock                                **          394,785

      Crown Castle Intl Corp                            Common Stock                                **          410,210

      CSX Corp                                          Common Stock                                **        1,311,783

      DaimlerChrysler AG-ADR                            Sponsored ADR                               **        1,228,200

      DeVry Inc                                         Common Stock                                **          775,600

                                                                 EIN: 13-5158950
                                                                         PN: 100

                    ITT SALARIED INVESTMENT AND SAVINGS PLAN
    SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2006

                                                        (C) DESCRIPTION OF INVESTMENT, INCLUDING
      (B) IDENTITY OF ISSUER, BORROWER,                     MATURITY DATE, RATE OF INTEREST,        (D)    (E) CURRENT
(A)   LESSER OR SIMILAR PARTY                             COLLATERAL, AND PAR OR MATURITY VALUE    COST       VALUE
---   ---------------------------------                 ----------------------------------------   ----   -------------
      Diebold Inc.                                      Common Stock                                **        1,411,980

      Discovery Holding Co                              Common Stock                                **        1,364,432

      Dover Corp                                        Common Stock                                **        1,083,342

      Du Pont EI De Nemours & Co                        Common Stock                                **        1,412,590

      Eaton Vance Corporation                           Common Stock                                **        1,208,166

      Electronic Data System Corp                       Common Stock                                **          878,845

      Endo Pharmaceutical Holdings Inc                  Common Stock                                **          750,176

      Entergy Corp                                      Common Stock                                **        1,209,392

      Exxon Mobil Corp                                  Common Stock                                **        4,268,291

      Fair Isaac, Inc.                                  Common Stock                                **        1,268,280

      Federal Home Loan Mortgage Corp                   Common Stock                                **        3,007,970

      Federal National Mortgage Assn                    Common Stock                                **        2,322,149

      Flextronics International Ltd                     Common Stock                                **          730,128

      Gemstar TV Guide Intl Inc                         Common Stock                                **          608,718

      General Electric Co                               Common Stock                                **        4,919,162

      Genworth Financial Inc                            Common Stock                                **        1,929,444

      Goldman Sachs Group Inc                           Common Stock                                **        1,255,905

                                                                 EIN: 13-5158950
                                                                         PN: 100

                    ITT SALARIED INVESTMENT AND SAVINGS PLAN
    SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2006

                                                        (C) DESCRIPTION OF INVESTMENT, INCLUDING
      (B) IDENTITY OF ISSUER, BORROWER,                     MATURITY DATE, RATE OF INTEREST,        (D)    (E) CURRENT
(A)   LESSER OR SIMILAR PARTY                             COLLATERAL, AND PAR OR MATURITY VALUE    COST       VALUE
---   ---------------------------------                 ----------------------------------------   ----   -------------
      Hartford Financial Services Group                 Common Stock                                **          718,487

      Honeywell International Inc.                      Common Stock                                **          895,752

      Huntsman Corp                                     Common Stock                                **        1,039,556

      IAC InterActiveCorp                               Common Stock                                **          982,882

      Idearc Inc.                                       Common Stock                                **           73,487

      IDT Corporation                                   Common Stock                                **          500,964

      Ingersoll-Rand Company LTD                        Common Stock                                **        1,232,595

      Integrated Device Technology Inc                  Common Stock                                **          883,908

      Interpublic Group Cos Inc                         Common Stock                                **          718,488

 *    ITT Industries, Inc                               Common Stock                                **      682,447,292

 *    JP Morgan Chase & Co                              Common Stock                                **        5,047,350

      Kellogg Co                                        Common Stock                                **          805,966

      Kimberley Clark Corporation                       Common Stock                                **          890,145

      Kroger Co                                         Common Stock                                **        2,593,068

      Lazard Ltd                                        Common Stock                                **          771,642

      Liberty Global Inc                                Common Stock                                **        1,248,324

      Limited Brands Inc                                Common Stock                                **          732,182

                                                                 EIN: 13-5158950
                                                                         PN: 100

                    ITT SALARIED INVESTMENT AND SAVINGS PLAN
    SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2006

                                                        (C) DESCRIPTION OF INVESTMENT, INCLUDING
      (B) IDENTITY OF ISSUER, BORROWER,                     MATURITY DATE, RATE OF INTEREST,        (D)    (E) CURRENT
(A)   LESSER OR SIMILAR PARTY                             COLLATERAL, AND PAR OR MATURITY VALUE    COST       VALUE
---   ---------------------------------                 ----------------------------------------   ----   -------------
      Manhattan Associates Inc                          Common Stock                                **          664,768

      Massey Energy Corporation                         Common Stock                                **          971,014

      MBIA Inc                                          Common Stock                                **        1,285,856

      McDonalds Corp                                    Common Stock                                **        1,569,282

      Medicis Pharmaceutical Corp                       Common Stock                                **          663,957

      Merck & Co Inc                                    Common Stock                                **        1,220,800

      Merrill Lynch & Co Inc                            Common Stock                                **        4,021,920

      MetLife Inc                                       Common Stock                                **        1,770,300

      Microsoft Corp                                    Common Stock                                **        3,695,175

      Mittal Steel Company                              Common Stock                                **        1,181,040

      Molson Coors Brewing Co                           Common Stock                                **          229,320

      Nalco Holding Co                                  Common Stock                                **        1,434,246

      National City Corp                                Common Stock                                **          990,776

      National Oilwell Varco Inc                        Common Stock                                **          728,042

      Navigant Consulting Co                            Common Stock                                **          790,400

      Nokia Corp                                        Common Stock                                **        1,032,256

      Northrop Grumman Corp                             Common Stock                                **        1,042,580

                                                                 EIN: 13-5158950
                                                                         PN: 100

                    ITT SALARIED INVESTMENT AND SAVINGS PLAN
    SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2006

                                                        (C) DESCRIPTION OF INVESTMENT, INCLUDING
      (B) IDENTITY OF ISSUER, BORROWER,                     MATURITY DATE, RATE OF INTEREST,        (D)    (E) CURRENT
(A)   LESSER OR SIMILAR PARTY                             COLLATERAL, AND PAR OR MATURITY VALUE    COST       VALUE
---   ---------------------------------                 ----------------------------------------   ----   -------------
      Novartis AG                                       ADR                                         **          746,720

      NRG Energy Inc.                                   Common Stock                                **        1,781,118

      Nuveen Investments Inc                            Common Stock                                **          752,260

      Occidental Petroleum Corp                         Common Stock                                **          810,578

      Office Depot Inc                                  Common Stock                                **          771,034

      Omnicare Inc                                      Common Stock                                **          764,874

      OSI Restaurant Partners Inc                       Common Stock                                **          686,000

      Owens Illinois Inc                                Common Stock                                **          396,675

      Pearson PLC                                       Common Stock                                **        1,340,880

      Pepsico Inc                                       Common Stock                                **        1,369,845

      Performance Food Group Co                         Common Stock                                **        1,384,764

      Pfizer Inc                                        Common Stock                                **        4,809,630

      Procter & Gamble Co                               Common Stock                                **        1,548,907

      Radio One Inc                                     Common Stock                                **          472,474

      Range Res Corporation                             Common Stock                                **        1,037,988

      Rockwood Holdings Inc                             Common Stock                                **          775,482

      Royal Bank of Scotland Group                      Common Stock                                **        1,154,696

                                                                 EIN: 13-5158950
                                                                         PN: 100

                    ITT SALARIED INVESTMENT AND SAVINGS PLAN
    SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2006

                                                        (C) DESCRIPTION OF INVESTMENT, INCLUDING
      (B) IDENTITY OF ISSUER, BORROWER,                     MATURITY DATE, RATE OF INTEREST,        (D)    (E) CURRENT
(A)   LESSER OR SIMILAR PARTY                             COLLATERAL, AND PAR OR MATURITY VALUE    COST       VALUE
---   ---------------------------------                 ----------------------------------------   ----   -------------
      Safeway Inc                                       Common Stock                                **        1,524,096

      Sanmina Sci Corp                                  Common Stock                                **          244,950

      Sara Lee Corp                                     Common Stock                                **        1,604,226

      Schlumberger Ltd                                  Common Stock                                **        1,414,784

      Schwab Charles Corp                               Common Stock                                **        1,320,922

      Sempra Energy                                     Common Stock                                **          716,416

      Servicemaster Co                                  Common Stock                                **          336,927

      SLM Corp                                          Common Stock                                **        1,009,539

      Smurfit Stone Container Corp                      Common Stock                                **          358,639

      Solectron Corp                                    Common Stock                                **          359,996

      Sprint Nextel Corp                                Common Stock                                **        2,657,823

      SPX Corp                                          Common Stock                                **          587,136

      ST Jude Medical Inc                               Common Stock                                **          906,688

      Stancorp Financial Group Inc                      Common Stock                                **          828,920

      State Street Corp                                 Common Stock                                **          762,072

      SunTrust Banks Inc                                Common Stock                                **        1,156,965

      Target Corp                                       Common Stock                                **          330,890

                                                                 EIN: 13-5158950
                                                                         PN: 100

                    ITT SALARIED INVESTMENT AND SAVINGS PLAN
    SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2006

                                                        (C) DESCRIPTION OF INVESTMENT, INCLUDING
      (B) IDENTITY OF ISSUER, BORROWER,                     MATURITY DATE, RATE OF INTEREST,        (D)    (E) CURRENT
(A)   LESSER OR SIMILAR PARTY                             COLLATERAL, AND PAR OR MATURITY VALUE    COST       VALUE
---   ---------------------------------                 ----------------------------------------   ----   -------------
      Tech Data Corp                                    Common Stock                                **          677,873

      Temple Inland Inc                                 Common Stock                                **          543,154

      The St Paul Companies, Inc                        Common Stock                                **        1,101,397

      Tibco Software Inc                                Common Stock                                **          822,224

      Time Warner Inc                                   Common Stock                                **        2,681,118

      Tribune Co                                        Common Stock                                **        1,061,910

      UnitedHealth Group Inc                            Common Stock                                **        1,552,797

      Urban Outfitters Incorporated                     Common Stock                                **          865,928

      Verizon Communications                            Common Stock                                **        1,910,412

      Viacom Inc                                        Common Stock                                **        1,031,248

      Wachovia Corp                                     Common Stock                                **        1,178,865

      Wal Mart Stores Inc                               Common Stock                                **        1,371,546

      Waste Management Inc                              Common Stock                                **        1,161,932

      Watson Pharmaceuticals Inc                        Common Stock                                **          963,110

      Wisconsin Energy Corp                             Common Stock                                **          996,660

      XL Capital Ltd                                    Common Stock                                **          727,402

                                                                 EIN: 13-5158950
                                                                         PN: 100

                    ITT SALARIED INVESTMENT AND SAVINGS PLAN
    SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2006

                                                        (C) DESCRIPTION OF INVESTMENT, INCLUDING
      (B) IDENTITY OF ISSUER, BORROWER,                     MATURITY DATE, RATE OF INTEREST,        (D)    (E) CURRENT
(A)   LESSER OR SIMILAR PARTY                             COLLATERAL, AND PAR OR MATURITY VALUE    COST       VALUE
---   ---------------------------------                 ----------------------------------------   ----   -------------
 *    Participants Loans                                Participant Loans                           **       24,956,187

                                                        The Loan interest rate ranges varied
                                                        from 4% - 10.5%, with scheduled maturity
                                                        dates from 2/28/2006 - 10/31/2028

      Self-Directed Brokerage Fund                      Other                                       **        5,202,422

 *    JP Morgan Chase Bank International Bond Fund      Common/Collective Trusts                    **          383,927

 *    JP Morgan Chase Bank Mortgage Private Placement   Common/Collective Trusts                    **        8,494,818

 *    JP Morgan Chase Bank Public Bonds Fund            Common/Collective Trusts                    **       37,814,572

      American Century Mutual Funds Inc                 Registered Investment Company               **       59,694,585

      American Century Small Companies                  Registered Investment Company               **       88,666,342

      American Global New Perspective Fund              Registered Investment Company               **      146,691,613

 *    JP Morgan Chase Bank Smart Index Fund             Common Collective Trust                     **      232,586,546

 *    JP Morgan Chase Bank Smart Retirement 2010        Common Collective Trust                     **       13,949,377

 *    JP Morgan Chase Bank Smart Retirement 2015        Common Collective Trust                     **       18,819,966

 *    JP Morgan Chase Bank Smart Retirement 2020        Common Collective Trust                     **       29,065,422

 *    JP Morgan Chase Bank Smart Retirement 2030        Common Collective Trust                     **       20,077,814

 *    JP Morgan Chase Bank Smart Retirement Income      Common Collective Trust                     **       11,516,040

                                                                 EIN: 13-5158950
                                                                         PN: 100

                    ITT SALARIED INVESTMENT AND SAVINGS PLAN
    SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2006

                                                        (C) DESCRIPTION OF INVESTMENT, INCLUDING
      (B) IDENTITY OF ISSUER, BORROWER,                     MATURITY DATE, RATE OF INTEREST,        (D)    (E) CURRENT
(A)   LESSER OR SIMILAR PARTY                             COLLATERAL, AND PAR OR MATURITY VALUE    COST       VALUE
---   ---------------------------------                 ----------------------------------------   ----   -------------
              Stable Value Fund investments and wrapper contracts:

      Bank of America N.A.                              Bank Investment Contract
                                                        Interest 5.33%                              **      196,846,520
                                                           Wrapper Contract                                          --

      BRIC/IXIS                                         Insurance Company General Account
                                                        Interest 5.009%                             **        9,007,621
                                                           Wrapper Contract                                          --

      IXIS Financial Products, Inc. (formerly CDC)      Insurance Company General Account
                                                        Interest 5.74%                              **      180,591,602
                                                           Wrapper Contract                                          --

 *    JP Morgan Chase Bank                              Bank Investment Contract
                                                        Maturity 5/31/18, Interest 4.394%           **       41,849,512
                                                           Wrapper Contract                                          --

      Monumental Life Insurance Co                      Insurance Company General Account
                                                        Maturity 5/31/18, Interest 4.66%            **      174,203,500
                                                           Wrapper Contract                                          --
                                                                                                          -------------
      TOTAL INVESTMENTS                                                                             **    2,239,484,134
                                                                                                          =============

*    Party-in-interest to the Plan

** Cost information is not required for participant directed investments and, therefore, is not included.